Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Anfield Energy Inc. (“Anfield” or the “Company”)
390 Grange Street, Suite 2005
Burnaby, B.C. V5H 1P6

Item 2:	Date of Material Change

January 12, 2026

Item 3:	News Release

A news release announcing the material change described herein was disseminated on January 12, 2026 and was subsequently filed on the System for Electronic Data Analysis and Retrieval (“SEDAR+”) at www.sedarplus.ca.

Item 4:	Summary of Material Change

On January 12, 2026, the Company closed its non-brokered private placement of 1,345,292 common shares in the capital of the Company (the “LIFE Shares”) at a price of US$4.46 per LIFE Share (the “Issue Price”) for gross proceeds to the Company of US$6,000,000 (the “LIFE Offering”). The LIFE Shares were issued pursuant to the listed issuer financing exemption under Part 5A of National Instrument 45-106 – Prospectus Exemptions (“NI 45-106”), as amended by Coordinated Blanket Order 45-935 – Exemptions from Certain Conditions of the Listed Issuer Financing Exemption (the “Listed Issuer Financing Exemption”). The Company also closed its concurrent non-brokered private placement of 896,861 subscription receipts of the Company (the “Subscription Receipts”) issued to UEC Energy Corp. (“UEC”), a subsidiary of Uranium Energy Corp. (NYSE American: UEC) (“Uranium Energy”), which is an insider and controlling shareholder of the Company, at the Issue Price for gross proceeds to the Company of US$4,000,000 (the “Concurrent Offering” and together with the LIFE Offering, the “Offering”). As a result, the total gross proceeds from the Offering were US$10,000,000.

Item 5:	Full Description of Material Change

5.1	Full Description of Material Change

On January 12, 2026, the Company closed the LIFE Offering, which consisted of 1,345,292 LIFE Shares at the Issue Price for gross proceeds to the Company of US$6,000,000. The LIFE Shares were issued pursuant the Listed Issuer Financing Exemption. The Company also closed the Concurrent Offering, which consisted of 896,861 Subscription Receipts issued to UEC, a subsidiary of Uranium Energy, which is an insider and controlling shareholder of the Company, at the Issue Price for gross proceeds to the Company of US$4,000,000. As a result, the total gross proceeds from the Offering were US$10,000,000.

Each Subscription Receipt entitles UEC to receive, upon satisfaction of the Escrow Release Conditions (as defined below) on or prior to 5:00 p.m. (Vancouver time) on March 31, 2026 or such other later date as may be specified by UEC in writing (the “Escrow Release Deadline”), one (1) common share in the capital of the Company (each, a “Common Share”), without payment of additional consideration and without further action on the part of UEC. The Company requires the approval of the TSX Venture Exchange (“TSXV”) of the participation of Uranium Energy through its wholly-owned subsidiary, UEC, in the Concurrent Offering and, pursuant to the policies of the TSXV, the approval of the disinterested shareholders of the Company of Uranium Energy as a “Control Person” of the Company (as such term is defined by the policies of the TSXV) by at least a simple majority of the votes cast at a special meeting of shareholders of the Company (the “Special Meeting”), excluding votes attached to Common Shares held by Uranium Energy and its “Associates” and “Affiliates” (as such terms are defined by the policies of the TSXV) (the “Escrow Release Conditions”). The Company anticipates holding the Special Meeting on or about February 27, 2026.

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The Company intends to use the net proceeds from the Offering to fund capital commitments to the West Slope Project, Velvet-Wood Project, the Slick Rock Project, and Shootaring Canyon Mill and for general corporate purposes and working capital.

The LIFE Shares were offered for sale to purchasers resident (i) in each of the provinces and territories of Canada, except Quebec, pursuant to the Listed Issuer Financing Exemption, and (ii) in the United States pursuant to available exemptions from the registration requirements of the United States Securities Act of 1933, as amended (the “1933 Act”). As the LIFE Offering was completed pursuant to the Listed Issuer Financing Exemption, the LIFE Shares issued to Canadian subscribers pursuant to the LIFE Offering are not subject to a hold period pursuant to applicable Canadian securities laws. The Subscription Receipts issued pursuant to the Concurrent Offering are subject to a hold period of four months and a day under applicable Canadian securities laws.

There is an offering document related to the LIFE Offering that can be accessed under the Company’s issuer profile on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.anfieldenergy.com.

The Company did not pay finders’ fees or commissions in connection with the Offering.

This material change report does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful, including any of the securities in the United States. The securities described herein have not been, and will not be, registered under the 1933 Act or any state securities laws and may not be offered or sold within the United States or to, or for account or benefit of, U.S. Persons (as defined in Regulation S under the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration requirements is available.

MI 61-101

Uranium Energy’s participation in the Concurrent Offering through its wholly-owned subsidiary, UEC, for 896,861 Subscription Receipts and gross proceeds of US$4,000,000, and Mr. Corey Dias’ participation in the LIFE Offering, for 44,882 LIFE Shares and gross proceeds of US$200,173.72, constitutes a “related party transaction” within the meaning of TSXV Policy 5.9 – Protection of Minority Security Holders in Special Transactions and Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Company is relying on the exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101 contained in sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of the Offering as neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involves the related parties, exceeds 25% of the Company’s market capitalization. However, pursuant to the policies of the TSXV, the Company will seek the approval of the disinterested shareholders of the Company of Uranium Energy as a “Control Person” of the Company (as such term is defined by the policies of the TSXV) by at least a simple majority of the votes cast at the Special Meeting, excluding votes attached to Common Shares held by Uranium Energy and its “Associates” and “Affiliates” (as such terms are defined by the policies of the TSXV).

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Immediately prior to the closing of the Concurrent Offering, Uranium Energy had ownership and control over an aggregate of 4,978,877 Common Shares and 1,283,639 Common Share purchase warrants (each, a “Warrant”) (which represented approximately 31.2% of the outstanding Common Shares on a non-diluted basis and approximately 36.4% of the outstanding Common Shares on a partially diluted basis after assuming the exercise of all Warrants beneficially owned by Uranium Energy). Immediately following the closing of the Concurrent Offering, Uranium Energy has ownership and control over an aggregate of 4,978,877 Common Shares, 1,283,639 Warrants and 896,861 Subscription Receipts (which represents approximately 28.8% of the outstanding Common Shares on a non- diluted basis and approximately 36.8% of the outstanding Common Shares on a partially diluted basis assuming exercise of all Warrants and the conversion of all Subscription Receipts beneficially owned by Uranium Energy).

Immediately prior to the closing of the LIFE Offering, Mr. Dias had ownership and control over an aggregate of 269,390 Common Shares, 258,334 stock options (each, an “Option”), 77,500 restricted share units (each, a “RSU”) and 33,333 Warrants (which represented approximately 1.7% of the outstanding Common Shares on a non-diluted basis and approximately 3.9% on a partially diluted basis assuming exercise of all Options, RSUs and Warrants beneficially owned by Mr. Dias). Immediately following the closing of the LIFE Offering, Mr. Dias has ownership and control over an aggregate of 314,272 Common Shares, 258,334 Options, 77,500 RSUs and 33,333 Warrants (which represents approximately 1.8% of the outstanding Common Shares on a non-diluted basis and 3.9% of the outstanding Common Shares on a partially diluted basis assuming exercise of all Options, RSUs and Warrants beneficially owned by Mr. Dias).

The Company did not file a material change report at least 21 days in advance of the closing of the Offering as the participation of Uranium Energy, through its wholly-owned subsidiary, UEC, in the Concurrent Offering and Corey Dias in the LIFE Offering had not been confirmed at that time. The Company does not anticipate that the participation by Uranium Energy, through its wholly-owned subsidiary, UEC, and Corey Dias will have a material effect on the Company’s business and affairs. Written consent resolutions of the board of the directors of the Company were passed in accordance with the Business Corporations Act (British Columbia) approving the Offering. No special committee was established in connection with the Offering and the insider participation, and no materially contrary view was expressed by any director of the Company.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

Corey Dias, Chief Executive Officer
Tel: 780-920-5044

Item 9:	Date of Report

January 16, 2026

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Cautionary Statement Regarding Forward Looking Information

This material change report contains forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable Canadian securities laws. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, would”, “might”, “occur” or “be achieved”. The forward-looking statements contained herein may include, but are not limited to, statements regarding the Escrow Release Conditions, statements regarding the anticipated benefits and impacts of the Offering, statements regarding the anticipated use of proceeds from the Offering and statements regarding the Special Meeting and the timing thereof. Forward-looking statements are based on the Company’s current beliefs and assumptions as to the outcome and timing of future events, including, but not limited to, that the proceeds of the Offering will be deployed as anticipated, the anticipated benefits and impacts of the Offering being realized, the Escrow Release Conditions will be satisfied on or prior to the Escrow Release Deadline and the Company holding the Special Meeting as currently contemplated. Forward- looking statements involve risks, uncertainties and other factors that could cause actual results, performance and opportunities to differ materially from those implied by such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements include, among other things: the anticipated use of proceeds from the Offering, the benefits and impacts of the Offering not being as anticipated, the risks and uncertainties relating to required approvals for Uranium Energy’s participation in the Offering, through its wholly-owned subsidiary, UEC, as a “Control Person” (as defined in the policies of the TSXV), including the satisfaction of the Escrow Release Conditions on or prior to the Escrow Release Deadline, the risk that the Company may not be able to hold the Special Meeting as currently contemplated, or at all, the risks and uncertainties relating to exploration and development, the ability of the Company to obtain additional financing, the need to comply with environmental and governmental regulations in Canada and the United States, fluctuations in the prices of commodities, operating hazards and risks, competition and other risks and uncertainties and other such factors as are set forth in the annual information form for the Company’s most recently completed year end, as well as the management discussion and analysis and other disclosures of risk factors for the Company, filed on SEDAR+ at www.sedarplus.ca. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this material change report, and no assurance can be given that such events will occur in the disclosed time frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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